DODGE & COX STOCK FUND

as of 9/30/07

Closed to New Investors

Fund Performance*

Unannualized Total Returns - 9/30/07				Average Annual Total Returns - 9/30/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
2.18%	-1.92%	3.39%	5.16%	12.07%	15.38%	18.37%	11.81%	13.19%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment	$2,500/ $1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years.

Asset Allocation	9/30/2007
Stocks	98.1%
Fixed-Income Securities	0.0%
Cash Equivalents	1.9%

General Statistics	9/30/2007
Total Net Assets	$69,386,834,566
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.52%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	8%
30-day SEC yield**	1.13%
Share Price	$158.47
Stocks	87
Fixed-Income Securities	0
Total Number of Securities	87
Number of Shareholder Accounts	215,069

Ten Largest Holdings (% of Fund) ***

Hewlett-Packard Co.	4.1%
Comcast Corp.	3.2%
Motorola, Inc.	2.9%
Chevron Corp.	2.9%
News Corp.	2.9%
Wal-Mart Stores, Inc.	2.9%
Sony Corp. (Japan)	2.7%
Sanofi-Aventis (France)	2.6%
Wachovia Corp.	2.5%
Pfizer, Inc.	2.5%

Total	29.2%

Latest Distribution
$0.51 Income Dividend
Record Date 9/26/07, Ex-Dividend Date 9/27/07,
Reinvestment Date 9/27/07, Payable Date 9/28/07

Equity Characteristics	9/30/2007
P/E Ratio (forward 12 month)	14.1x
P/E Ratio (trailing 12 month)	15.5x
Dividend Yield	1.8%
Price to Book Value (trailing 12 month)	2.1x
Market Cap (weighted average)	$87 billion
Market Cap (average)	$65 billion
Market Cap (median)	$29 billion
Market Cap. (>$10B)	94.4%
Market Cap. ($1-$10B)	5.6%
5 year EPS growth (historical)	19.6%
Beta (monthly returns, trailing 10 year)	0.76
U.S. $ denominated foreign stocks (% of Fund)	18.7%

Sector Diversification (% of Fund)
Consumer Discretionary	20.7%
Health Care	19.2%
Information Technology	16.0%
Financials	14.7%
Energy	11.2%
Industrials	6.2%
Materials	3.8%
Consumer Staples	3.4%
Telecommunication Services	2.9%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 9/30/07

Fund Performance*

Unannualized Total Returns - 9/30/07				Average Annual Total Returns - 9/30/07
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
3.76%	0.43%	7.07%	12.44%	25.26%	22.70%	24.97%	29.62%	16.64%

^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years.

Asset Allocation	9/30/2007
Stocks	96.7%
Fixed-Income Securities	0.0%
Cash Equivalents	3.3%

General Statistics	9/30/2007
Total Net Assets	$51,690,596,681
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.65%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	4%
30-day SEC Yield**	1.44%
Share Price	$49.09
Stocks	94
Fixed-Income Securities	0
Total Number of Securities	94
Number of Shareholder Accounts	383,488

Ten Largest Holdings (% of Fund) ***
Novartis AG (Switzerland)	2.9%
Nokia Oyj (Finland)	2.8%
HSBC Holdings PLC (United Kingdom)	2.8%
Sanofi-Aventis (France)	2.6%
GlaxoSmithKline PLC (United Kingdom)	2.5%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.3%
Mitsubishi UFJ Financial Group (Japan)	2.2%
Bayer AG (Germany)	2.1%
Standard Chartered PLC (United Kingdom)	2.0%
Norsk Hydro ASA (Norway)	2.0%

24.2%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	37.4%
Japan	19.8%
United Kingdom	15.9%
United States	6.5%
Latin America	6.4%
Pacific (excluding Japan)	6.2%
Africa	2.9%
Middle East	0.9%
Canada	0.7%

Emerging Markets (% of Fund)
Brazil, Indonesia, Israel, Mexico, South Africa, South Korea, Thailand, Turkey	15.5%
Number of Countries Represented in Fund	22

Characteristics	9/30/2007
P/E Ratio (forward 12 month)	13.2x
P/E Ratio (trailing 12 month)	14.6x
Price to Book Value (trailing 12 month)	2.0x
Market Cap. (weighted average)	$68 billion
Market Cap. (median)	$18 billion
Market Cap. (>$10B)	84.8%
Market Cap. ($1-$10B)	15.0%
Market Cap. ($0.25-$1B)	0.2%
Dividend Yield	2.1%
Beta (monthly returns, trailing 5 year)	1.09
U.S. $ denominated stocks (% of Fund)	30.6%

Sector Diversification (% of Fund)
Financials	22.8%
Consumer Discretionary	15.6%
Information Technology	11.1%
Materials	10.1%
Energy	9.7%
Health Care	8.8%
Industrials	8.6%
Consumer Staples	6.1%
Telecommunication Services	3.5%
Utilities	0.4%

Country Diversification (% of Fund)
Japan	19.8%
United Kingdom	15.9%
France	9.2%
Switzerland	8.4%
Germany	7.7%
United States	6.5%
Netherlands	4.4%
Mexico	3.9%
South Korea	3.1%
South Africa	2.9%
Finland	2.8%
Brazil	2.5%
Norway	2.0%
Sweden	1.5%
Turkey	1.0%
Singapore	1.0%
Thailand	1.0%
Hong Kong	0.9%
Israel	0.9%
Canada	0.7%
Austria	0.4%
Indonesia	0.2%

Latest Distribution
$0.565 Income Dividend, $0.144 ST Cap. Gain, $0.471 LT Cap. Gain
Record Date 12/27/06, Ex-Dividend Date 12/28/06,
Reinvestment Date 12/28/06, Payable Date 12/29/06

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 9/30/07

Closed to New Investors

Fund Performance*

Unannualized Total Returns - 9/30/07				Average Annual Total Returns - 9/30/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
1.82%	-0.64%	3.02%	4.69%	9.82%	11.16%	13.75%	10.19%	11.61%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Closed to new investors (Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed-Income Investment Policy Committee, whose nine members’ average tenure is 18 years.

Asset Allocation	9/30/2007
Stocks	66.0%
Fixed-Income Securities	31.4%
Cash Equivalents	2.6%

General Statistics	9/30/2007
Total Net Assets	$28,757,627,337
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.53%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	11%
30-day SEC yield**	2.54%
Share Price	$88.86
Stocks	87
Fixed-Income Securities	332
Total Number of Securities	419
Number of Shareholder Accounts	156,856

Ten Largest Equity Holdings (% of Fund) ***
Hewlett-Packard Co.	2.8%
Comcast Corp.	2.0%
Chevron Corp.	2.0%
Motorola, Inc.	2.0%
Wal-Mart Stores, Inc.	1.9%
News Corp.	1.9%
Sony Corp. (Japan)	1.7%
Sanofi-Aventis (France)	1.7%
GlaxoSmithKline PLC (United Kingdom)	1.6%
Pfizer, Inc.	1.6%

Total	19.2%

Latest Distribution
$0.58 Income Dividend
Record Date 9/26/07, Ex-Dividend Date 9/27/07,
Reinvestment Date 9/27/07, Payable Date 9/28/07

Equity Portfolio Characteristics	9/30/2007
P/E Ratio (forward 12 month)	14.1x
P/E Ratio (trailing 12 month)	15.5x
Dividend Yield	1.8%
Price to Book Value (trailing 12 month)	2.1x
Market Cap. (weighted average)	$88 billion
Market Cap. (average)	$65 billion
Market Cap. (median)	$29 billion
Market Cap. (>$10B)	93.9%
Market Cap. ($1-$10B)	6.1%
5 year EPS growth (historical)	19.7%
Beta (quarterly returns, trailing 10 year)	0.82
U.S. $ denominated foreign stocks (% of Fund)	12.5%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Consumer Discretionary	13.8%	20.9%
Health Care	12.7%	19.3%
Information Technology	10.9%	16.5%
Financials	10.0%	15.1%
Energy	7.6%	11.5%
Industrials	4.3%	6.5%
Materials	2.5%	3.8%
Consumer Staples	2.3%	3.5%
Telecommunication Services	1.9%	2.9%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 9/30/07

Closed to New Investors

Ten Largest Fixed-Income Holdings (% of Fund) ***
Fannie Mae 30 Year, 6.00%, 4/1/35	0.8%
Fannie Mae 15 Year, 6.00%, 8/1/22	0.8%
Fannie Mae 30 Year, 5.50%, 8/1/35	0.7%
U.S. Treasury Notes, 4.875%, 4/30/08	0.7%
U.S. Treasury Notes, 3.375%, 2/15/08	0.7%
GMAC, LLC, 6.875%, 9/15/11	0.7%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.7%
General Electric Co. FRN, 5.486%, 11/1/12	0.6%
Wachovia Corp. FRN, 5.49%, 4/23/12	0.6%
U.S. Treasury Notes, 3.75%, 5/15/08	0.6%

Total	6.9%

Five Largest Corporate Fixed-Income Issuers (% of Fund) ***
Ford Motor Credit Co.	0.9%
GMAC, LLC	0.9%
HCA, Inc.	0.7%
Time Warner, Inc. (AOL Time Warner)	0.7%
General Electric Co.	0.7%

Total	3.9%

Duration Diversification (% of fixed-income portfolio)	9/30/2007
Years
0-1	13.6%
1-2	7.9%
2-3	22.7%
3-4	18.7%
4-5	7.7%
5-6	9.0%
6-7	7.3%
7-8	3.0%
8-9	0.3%
9-10	0.9%
10 and over	8.9%

Maturity Diversification (% of fixed-income portfolio)	9/30/2007
Years
0-1	6.5%
1-2	1.8%
2-3	13.0%
3-4	18.1%
4-5	12.0%
5-6	13.7%
6-7	6.5%
7-8	7.2%
8-9	5.3%
9-10	3.4%
10-15	1.3%
15-20	1.5%
20-25	7.9%
25 and over	1.8%

Fixed-Income Portfolio Characteristics	9/30/2007
Yield to Maturity (weighted average)	5.97%
Coupon (weighted average)	5.98%
Effective Maturity (weighted average)	6.8 years
Effective Duration	4.1 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	0.6%

Quality Diversification (% of fixed-income portfolio)	9/30/2007
U.S. Treasury	6.2%
Government Agency	51.3%
Aaa	4.8%
Aa	7.0%
A	6.4%
Baa	12.7%
Ba	5.6%
B	3.6%
Caa	2.4%

Sector Diversification (% of fixed-income portfolio)	9/30/2007
U.S. Treasuries and Government Related	9.5%
Mortgage Backed Pass-Through Securities	45.1%
Collateralized Mortgage Obligations	3.1%
Asset-Backed	2.6%
Industrials	22.8%
Financials	13.5%
Transportation	3.4%

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 9/30/07

Fund Performance*

Unannualized Total Returns - 9/30/07				Average Annual Total Returns - 9/30/07
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
1.04%	2.09%	1.86%	3.31%	5.10%	3.93%	4.54%	6.18%	N/A

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members’ (for fixed-income decisions) average tenure is 21 years.

Asset Allocation	9/30/2007
Preferred Stocks	0.0%
Fixed-Income Securities	95.4%
Cash Equivalents	4.6%

General Statistics	9/30/2007
Total Net Assets	$15,509,908,254
Expense Ratio (1/1/07 to 6/30/07, annualized)	0.44%
Portfolio Turnover Rate (1/1/07 to 6/30/07, unannualized)	13%
30-day SEC yield**	5.53%
Share Price	$12.51
Stocks	0
Fixed-Income Securities	462
Total Number of Securities	462
Number of Shareholder Accounts	136,133

Ten Largest Holdings (% of Fund) ***
U.S. Treasury Notes, 3.125%, 10/15/08	2.1%
GMAC, LLC, 6.875%, 9/15/11	2.0%
U.S. Treasury Notes, 3.25%, 1/15/09	1.9%
U.S. Treasury Notes, 3.00%, 11/15/07	1.8%
Ford Motor Credit Co., 7.375%, 2/1/11	1.7%
AT&T Corp., 8.00%, 11/15/31	1.4%
Ford Motor Credit Co., 7.25%, 10/25/11	1.3%
U.S. Treasury Notes, 3.25%, 8/15/08	1.3%
Fannie Mae 30 Year, 5.50%, 8/1/35	1.3%
Fannie Mae 30 Year, 6.00%, 4/1/35	1.2%

Total	16.0%

Five Largest Corporate Issuers (% of Fund) ***
GMAC, LLC	3.1%
Ford Motor Credit Co.	3.0%
Time Warner, Inc. (AOL Time Warner)	2.2%
HCA, Inc.	2.2%
Comcast Corp.	1.7%

Total	12.2%

Duration Diversification	9/30/2007
Years
0-1	15.3%
1-2	8.3%
2-3	20.9%
3-4	19.3%
4-5	7.5%
5-6	5.9%
6-7	9.3%
7-8	3.4%
8-9	0.3%
9-10	1.0%
10 and over	8.8%

Latest Distribution
$0.160 Income Dividend
Record Date 9/26/07, Ex-Dividend Date 9/27/07,
Reinvestment Date 9/27/07, Payable Date 9/28/07

Characteristics (cash included)	9/30/2007
Yield to Maturity (weighted average)	5.91%
Coupon (weighted average)	5.82%
Current Yield	5.80%
Effective Maturity (weighted average)	6.6 years
Effective Duration	4.1 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	1.9%

Sector Diversification	9/30/2007
Cash Equivalents	4.6%
U.S. Treasuries and Government Related	12.2%
Mortgage Backed Pass-Through Securities	42.9%
Collateralized Mortgage Obligations	3.5%
Asset-Backed	2.4%
Industrials	21.9%
Financials	9.4%
Transportation	3.1%

Quality Diversification	9/30/2007
U.S. Treasury	9.1%
Government Agency	49.4%
Aaa	2.7%
Aa	5.5%
A	5.8%
Baa	11.7%
Ba	5.5%
B	3.5%
Caa	2.2%
Cash Equivalents	4.6%

Maturity Diversification	9/30/2007
Years
0-1	10.3%
1-2	4.7%
2-3	4.6%
3-4	23.7%
4-5	11.6%
5-6	10.5%
6-7	6.0%
7-8	6.4%
8-9	5.2%
9-10	4.5%
10-15	1.8%
15-20	1.1%
20-25	7.4%
25 and over	2.2%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.